UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

GreenSky, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
39572G100
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	39572G100

1	Names of Reporting Persons
TPG Growth II Advisors, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
7,341,840
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
7,341,840
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,341,840
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.5% (1)
12	Type of Reporting Person (See Instructions)
CO

(1)	This calculation is based on 63,881,248 shares of Class A Common Stock (as defined below) outstanding, which includes (i) the 57,797,385 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities Exchange Commission (the “Commission”) on November 9, 2018, and (ii) the 6,083,863 shares of Class A Common Stock issuable upon exchange of the common membership units of GreenSky Holdings, LLC beneficially owned by the Reported Persons (as defined below) (with automatic cancellation of an equal number of Class B Shares (as defined below)).

SCHEDULE 13G

CUSIP No.	39572G100

1	Names of Reporting Persons
David Bonderman
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
7,341,840
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
7,341,840
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,341,840
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.5% (2)
12	Type of Reporting Person (See Instructions)
IN

(2)	This calculation is based on 63,881,248 shares of Class A Common Stock outstanding, which includes (i) the 57,797,385 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2018, and (ii) the 6,083,863 shares of Class A Common Stock issuable upon exchange of the common membership units of GreenSky Holdings, LLC beneficially owned by the Reported Persons (with automatic cancellation of an equal number of Class B Shares).

SCHEDULE 13G

CUSIP No.	39572G100

1	Names of Reporting Persons
James G. Coulter
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
7,341,840
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
7,341,840
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,341,840
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
11.5% (3)
12	Type of Reporting Person (See Instructions)
IN

(3)	This calculation is based on 63,881,248 shares of Class A Common Stock outstanding, which includes (i) the 57,797,385 shares of Class A Common Stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2018, and (ii) the 6,083,863 shares of Class A Common Stock issuable upon exchange of the common membership units of GreenSky Holdings, LLC beneficially owned by the Reported Persons (with automatic cancellation of an equal number of Class B Shares).

Item 1.

(a)       Name of Issuer:

GreenSky, Inc. (the “Issuer”)

(b)       Address of Issuer’s Principal Executive Offices:

5565 Glenridge Connector, Suite 700, Atlanta, GA 30342

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of TPG Growth II Advisors, Inc. (“Growth II Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

David Bonderman and James G. Coulter are the sole shareholders of Growth II Advisors, which is the general partner of each of (i) TPG Growth II BDH, L.P., which directly holds 1,257,977 shares of Class A Common Stock, and (ii) TPG Georgia Holdings, L.P. (“TPG Georgia” and, together with TPG Growth II BDH, L.P., the “TPG Funds”), which directly holds 6,083,863 common membership interests (the ”Units“) of GreenSky Holdings, LLC and 6,083,863 shares of Class B common stock (the “Class B Shares”) of the Issuer.

Pursuant to the terms of the Exchange Agreement dated May 23, 2018, TPG Georgia may exchange all or a portion of its Units (with automatic cancellation of an equal number of Class B Shares) for shares of Class A Common Stock on a one-for-one basis, subject to customary adjustments, or, at the option of the Issuer, cash (based on the then-market value of the shares of Class A Common Stock).

Because of the relationship between the Reporting Persons and the TPG Funds, the Reporting Persons may be deemed to beneficially own the securities reported herein to the extent of the greater of their respective direct or indirect pecuniary interests in the profits or capital accounts of the TPG Funds. Each TPG Fund and each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such TPG Fund’s or such Reporting Person's pecuniary interest therein, if any.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(c)	Citizenship:

See responses to Item 4 on each cover page.

(d)	Title and Class of Securities:

Class A Common Stock, par value $0.01 per share (“Class A Common Stock”)

(e)	CUSIP No.:

39572G100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

See response to Item 2(a) above.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

TPG Growth II Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of David Bonderman (4)

James G. Coulter

By: /s/ Bradford Berenson

Name: Bradford Berenson, on behalf of James G. Coulter (5)

(4) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(5) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by and among TPG Growth II Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 12, 2016, which was previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Growth Advisors II, Inc., David Bonderman and James G. Coulter on February 12, 2016.